Capitalisation and Indebtedness	Exhibit 99.3

The following table sets out the issued share capital of Barclays PLC and its consolidated subsidiaries’ total shareholders’ equity, indebtedness and contingent liabilities as at 30 June 2016. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 30th Jun 2016
(000)
Share capital of Barclays PLC

Ordinary shares - issued and fully paid shares of £0.25 each	16,913,001

Group shareholders’ equity	£ million

Called up share capital	4,228

Share premium account	17,535

Other reserves	5,695

Other shareholders’ funds	-

Other equity instruments	5,314

Retained earnings	30,082

Shareholders’ equity excluding non-controlling interests	62,854

Non-controlling interests	6,566

Total shareholders’ equity	69,420

Group indebtedness(1)

Subordinated liabilities	22,650

Debt securities in issue	66,172

Total indebtedness	88,822

Total capitalisation and indebtedness	158,242

Group contingent liabilities

Guarantees and letters of credit pledged as collateral security	17,030

Performance guarantees, acceptances and endorsements	4,741

Total contingent liabilities	21,771

Documentary credits and other short-term trade related transactions	1,161

Forward starting reverse repurchase agreements, Standby facilities, credit lines and other commitments	296,990

1.	“Group indebtedness” includes interest accrued as at 30 June 2016 in accordance with International Financial Reporting Standards.

Barclays PLC – 2016 Interim Results	1